Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: November 17, 2004

IAMGOLD – VALUE DESTRUCTION FOR

GOLD FIELDS SHAREHOLDERS

Gold Fields is proposing to sell its international assets to IAMGold.

Harmony believes this transaction has significant negative

implications for Gold Fields shareholders.

In the speech delivered by Ian Cockerill at Gold Fields AGM

yesterday, not a single reference was made to the proposed

IAMGold transaction.

Here’s why:

GOLD FIELDS SHAREHOLDERS WILL NOT RECEIVE FULL VALUE FOR THESE ASSETS:

•	Gold Fields management proposes to sell your international asset portfolio at a substantial discount.

•	Your assets are being sold too early in their productive life.

•	You will be left with only a 70% interest in your own international assets and development portfolio.

•	You face potential further dilution if the enlarged IAMGold uses its paper to fund acquisitions.

GOLD FIELDS SHAREHOLDERS LOSE CONTROL OF THEIR FUTURE GROWTH:

•	You lose the majority of your company’s operating free cash flow.

•	You lose control of all of the upside in your exploration portfolio.

•	Gold Fields will be prevented from competing internationally in its own right.

•	Gold Fields loses management and board control of your international assets.

GOLD FIELDS SHAREHOLDERS COULD FACE FUTURE DIVIDEND REDUCTIONS:

•	Gold Fields is transferring the majority of its cash and future growth to a separately managed and governed company which may, or may not, declare dividends.

•	Before Gold Fields can pay a dividend, it must satisfy its own South African cash requirements including:

–	capital expenditure at its South African operations; and

–	financing the approximately R400 million annual interest payment on the loan from Mvelaphanda Resources.

THE HARMONY OFFERS CREATE VALUE FOR

GOLD FIELDS SHAREHOLDERS

ACCEPT THE HARMONY EARLY SETTLEMENT OFFER

For further information, please visit the Harmony website: www.harmony.co.za

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 5, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

The directors of Harmony accept responsibility for the information contained in this press release. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this press release is in accordance with the facts and does not omit anything likely to affect the import of such information.